[SUPERIOR ESSEX LETTERHEAD]

July 1, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Craig Slivka, Esq.

  Re:
  Superior Essex Inc. (the "Company")
  Registration Statement on Form S-3
  Registration No. 333-124577

Dear Mr. Slivka:

        With reference to the above-referenced Registration Statement, on June 29, 2005, Company requested that the effectiveness of said Registration Statement be accelerated so that it would become effective at 3:00 p.m. on June 30, 2005, or as soon thereafter as is practicable. In connection with such acceleration request, the Company hereby acknowledges that: (1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Any questions or comments should be directed to the undersigned.

Very truly yours,
SUPERIOR ESSEX INC.
By:	/s/ BARBARA L. BLACKFORD Barbara L. Blackford Executive Vice President, General Counsel and Secretary